Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Currency Hedging Policy
September 30, 2007
The Dodge & Cox International Stock Fund (ISF) invests primarily in securities of foreign companies. A decline in the value of foreign currencies relative to the US-Dollar would reduce the un-hedged value of securities in those currencies.
What We Can Do:
•
The Prospectus allows the ISF to use currency forward
and futures contracts to manage currency exposure.
• The ISF will only enter into currency forward or futures
contracts for hedging and not for purposes of speculation.
Instruments
• Forward currency contracts are agreements to buy or sell a currency at a specified price set at the time of the contract.
• Futures currency contracts are bilateral agreements pursuant to which one party agrees to make, and the other agrees to accept, delivery of a specified currency at a specified future time and at a specified price. Although some futures contracts by their terms call for actual delivery or acceptance of currency, in many cases the contracts are settled with a cash payment without the making or taking of delivery of the specified currency.
*Please note, the risks associated with investing in forward currency and futures currency contracts are described in the Fund’s Prospectus.
What We Have Done:
• The ISF has used currency forward contracts to “lock-in”
the US-Dollar price of a security when purchasing or selling the security in the Fund.
• IIPC periodically evaluates whether hedging foreign
currency exposure is in the best interest of the long-term
shareholders.
• Thus far, the ISF has not hedged portfolio exposure to
foreign currencies.
This presentation must be accompanied by or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses.  Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability.  These and other risk considerations are discussed in the Fund’s Prospectus.  Read it carefully before investing.